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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2017

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Revenues and Other Income

Operating revenues, net of royalties (note 3)	7 247	5 914	15 065	11 558

Other income (loss) (note 6)	16	(58)	41	(125)

	7 263	5 856	15 106	11 433

Expenses

Purchases of crude oil and products	2 995	2 672	5 473	4 741

Operating, selling and general	2 240	2 053	4 546	4 402

Transportation	248	242	534	531

Depreciation, depletion, amortization and impairment	1 410	1 605	2 832	3 077

Exploration	13	16	65	57

Gain on disposal of assets (notes 15 and 16)	(2)	(33)	(550)	(34)

Financing (income) expenses (note 9)	(184)	343	(148)	(375)

	6 720	6 898	12 752	12 399

Earnings (Loss) before Income Taxes	543	(1 042)	2 354	(966)

Income Taxes – Expense (Recovery) (note 10)

Current	120	(67)	591	(183)

Deferred	(12)	(240)	(24)	(305)

	108	(307)	567	(488)

Net Earnings (Loss)	435	(735)	1 787	(478)

Net Earnings (Loss) Attributable to:

Common shareholders	435	(735)	1 787	(489)

Non-controlling interest (note 4)	—	—	—	11

	435	(735)	1 787	(478)

Other Comprehensive (Loss) Income

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	(78)	(68)	(106)	(330)

Items that will not be reclassified to earnings

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	(28)	(40)	1	(40)

Other Comprehensive Loss	(106)	(108)	(105)	(370)

Total Comprehensive Income (Loss)	329	(843)	1 682	(848)

Per Common Share (dollars) (note 11)

Net earnings (loss) – basic and diluted	0.26	(0.46)	1.07	(0.31)

Net earnings (loss) – attributable to common shareholders – basic and diluted	0.26	(0.46)	1.07	(0.31)

Cash dividends	0.32	0.29	0.64	0.58

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2017 SECOND QUARTER 43

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	June 30 2017	December 31 2016

Assets

Current assets

Cash and cash equivalents	2 352	3 016

Accounts receivable	3 103	3 182

Inventories	3 221	3 240

Income taxes receivable	160	376

Assets held for sale (notes 15 and 16)	—	1 205

Total current assets	8 836	11 019

Property, plant and equipment, net	72 096	71 259

Exploration and evaluation	2 038	2 038

Other assets	1 174	1 248

Goodwill and other intangible assets	3 063	3 075

Deferred income taxes	90	63

Total assets	87 297	88 702

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	2 019	1 273

Current portion of long-term debt	1 533	54

Accounts payable and accrued liabilities	5 131	5 588

Current portion of provisions	758	781

Income taxes payable	356	224

Liabilities associated with assets held for sale (notes 15 and 16)	—	197

Total current liabilities	9 797	8 117

Long-term debt	12 580	16 103

Other long-term liabilities	1 907	2 067

Provisions (note 14)	6 887	6 542

Deferred income taxes	11 239	11 243

Equity	44 887	44 630

Total liabilities and equity	87 297	88 702

See accompanying notes to the interim consolidated financial statements.
44 SUNCOR ENERGY INC. 2017 SECOND QUARTER

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Operating Activities

Net earnings (loss)	435	(735)	1 787	(478)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 410	1 605	2 832	3 077

Deferred income taxes	(12)	(240)	(24)	(305)

Accretion	61	73	122	137

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(295)	29	(404)	(892)

Change in fair value of financial instruments and trading inventory	57	130	67	270

Gain on disposal of assets (notes 15 and 16)	(2)	(33)	(422)	(34)

Loss on extinguishment of long-term debt (note 9)	25	99	25	99

Share-based compensation	26	37	(224)	(126)

Exploration	—	—	41	—

Settlement of decommissioning and restoration liabilities	(69)	(36)	(189)	(158)

Other	(9)	(13)	40	8

Decrease (increase) in non-cash working capital	44	(54)	(352)	(688)

Cash flow provided by operating activities	1 671	862	3 299	910

Investing Activities

Capital and exploration expenditures	(1 855)	(1 761)	(3 235)	(3 317)

Cash acquired from Canadian Oil Sands Limited (note 4)	—	—	—	109

Acquisitions (note 5)	—	(946)	—	(946)

Proceeds from disposal of assets	81	33	1 477	192

Other investments	1	(5)	1	(7)

Decrease (increase) in non-cash working capital	98	(41)	37	(167)

Cash flow used in investing activities	(1 675)	(2 720)	(1 720)	(4 136)

Financing Activities

Net change in short-term debt	1 338	991	827	1 955

Net change in long-term debt	(1 740)	(1 578)	(1 754)	(1 542)

Issuance of common shares under share option plans	32	5	76	12

(Purchase) issuance of common shares (notes 8 and 12)	(296)	2 782	(296)	2 782

Dividends paid on common shares	(533)	(458)	(1 067)	(911)

Cash flow (used in) provided by financing activities	(1 199)	1 742	(2 214)	2 296

Decrease in Cash and Cash Equivalents	(1 203)	(116)	(635)	(930)

Effect of foreign exchange on cash and cash equivalents	(22)	(10)	(29)	(111)

Cash and cash equivalents at beginning of period	3 577	3 134	3 016	4 049

Cash and Cash Equivalents at End of Period	2 352	3 008	2 352	3 008

Supplementary Cash Flow Information

Interest paid	383	428	498	514

Income taxes (received) paid	(2)	(141)	119	(10)

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2017 SECOND QUARTER 45

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Non- controlling Interest	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2015	19 466	633	1 265	—	17 675	39 039	1 446 013

Net earnings (loss)	—	—	—	11	(489)	(478)	—

Foreign currency translation adjustment	—	—	(330)	—	—	(330)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $13	—	—	—	—	(40)	(40)	—

Total comprehensive (loss) income	—	—	(330)	11	(529)	(848)	—

Issued under share option plans	17	(2)	—	—	—	15	450

Issued for cash, net of income taxes of $26 (note 12)	2 808	—	—	—	—	2 808	82 225

Issued for the acquisition of Canadian Oil Sands Limited (note 4)	3 154	—	—	1 172	—	4 326	98 814

Equity transactions to eliminate non-controlling interest in Canadian Oil Sands Limited (note 4)	1 298	—	—	(1 183)	(115)	—	36 879

Share-based compensation	—	24	—	—	—	24	—

Dividends paid on common shares	—	—	—	—	(911)	(911)	—

At June 30, 2016	26 743	655	935	—	16 120	44 453	1 664 381

At December 31, 2016	26 942	588	1 007	—	16 093	44 630	1 667 914

Net earnings	—	—	—	—	1 787	1 787	—

Foreign currency translation adjustment	—	—	(106)	—	—	(106)	—

Actuarial gain on employee retirement benefit plans, net of income taxes	—	—	—	—	1	1	—

Total comprehensive (loss) income	—	—	(106)	—	1 788	1 682	—

Issued under share option plans	97	(21)	—	—	—	76	2 183

Purchase of common shares for cancellation (note 8)	(117)	—	—	—	(179)	(296)	(7 221)

Change in liability for share purchase commitment (note 8)	(72)	—	—	—	(99)	(171)	—

Share-based compensation	—	33	—	—	—	33	—

Dividends paid on common shares	—	—	—	—	(1 067)	(1 067)	—

At June 30, 2017	26 850	600	901	—	16 536	44 887	1 662 876

See accompanying notes to the interim consolidated financial statements.
46 SUNCOR ENERGY INC. 2017 SECOND QUARTER

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangements.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2016.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at July 26, 2017.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2016.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2016.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period the rate change is substantively enacted.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 47

3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Revenues and Other Income

Gross revenues	1 818	810	852	595	4 725	4 538	10	25	7 405	5 968

Intersegment revenues	680	350	—	29	19	52	(699)	(431)	—	—

Less: Royalties	(37)	(9)	(121)	(45)	—	—	—	—	(158)	(54)

Operating revenues, net of royalties	2 461	1 151	731	579	4 744	4 590	(689)	(406)	7 247	5 914

Other income (loss)	17	(18)	10	36	19	2	(30)	(78)	16	(58)

	2 478	1 133	741	615	4 763	4 592	(719)	(484)	7 263	5 856

Expenses

Purchases of crude oil and products	139	172	—	—	3 584	2 869	(728)	(369)	2 995	2 672

Operating, selling and general	1 575	1 288	111	116	464	526	90	123	2 240	2 053

Transportation	168	146	22	22	69	84	(11)	(10)	248	242

Depreciation, depletion, amortization and impairment	927	938	289	461	168	172	26	34	1 410	1 605

Exploration	4	—	9	16	—	—	—	—	13	16

Gain on disposal of assets	—	(32)	—	—	(2)	(1)	—	—	(2)	(33)

Financing expenses (income)	52	64	5	35	1	1	(242)	243	(184)	343

	2 865	2 576	436	650	4 284	3 651	(865)	21	6 720	6 898

(Loss) Earnings before Income Taxes	(387)	(1 443)	305	(35)	479	941	146	(505)	543	(1 042)

Income Taxes – (Recovery) Expense

Current	(37)	(290)	161	130	137	220	(141)	(127)	120	(67)

Deferred	(73)	(90)	(38)	(191)	(4)	32	103	9	(12)	(240)

	(110)	(380)	123	(61)	133	252	(38)	(118)	108	(307)

Net (Loss) Earnings	(277)	(1 063)	182	26	346	689	184	(387)	435	(735)

Capital and Exploration Expenditures	1 500	1 254	215	275	134	229	6	3	1 855	1 761

48 SUNCOR ENERGY INC. 2017 SECOND QUARTER

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Revenues and Other Income

Gross revenues	4 240	2 395	1 772	1 126	9 372	8 117	23	22	15 407	11 660

Intersegment revenues	1 548	804	—	29	25	64	(1 573)	(897)	—	—

Less: Royalties	(98)	(28)	(244)	(74)	—	—	—	—	(342)	(102)

Operating revenues, net of royalties	5 690	3 171	1 528	1 081	9 397	8 181	(1 550)	(875)	15 065	11 558

Other income (loss)	31	15	(23)	38	38	13	(5)	(191)	41	(125)

	5 721	3 186	1 505	1 119	9 435	8 194	(1 555)	(1 066)	15 106	11 433

Expenses

Purchases of crude oil and products	255	312	—	—	6 836	5 325	(1 618)	(896)	5 473	4 741

Operating, selling and general	3 128	2 723	212	261	981	1 068	225	350	4 546	4 402

Transportation	357	330	45	45	156	176	(24)	(20)	534	531

Depreciation, depletion, amortization and impairment	1 868	1 855	573	817	328	342	63	63	2 832	3 077

Exploration	6	30	59	27	—	—	—	—	65	57

Gain on disposal of assets	(1)	(33)	—	—	(452)	(1)	(97)	—	(550)	(34)

Financing expenses (income)	85	119	22	50	10	12	(265)	(556)	(148)	(375)

	5 698	5 336	911	1 200	7 859	6 922	(1 716)	(1 059)	12 752	12 399

Earnings (Loss) before Income Taxes	23	(2 150)	594	(81)	1 576	1 272	161	(7)	2 354	(966)

Income Taxes – Expense (Recovery)

Current	62	(437)	337	191	414	319	(222)	(256)	591	(183)

Deferred	(64)	(126)	(97)	(264)	(13)	23	150	62	(24)	(305)

	(2)	(563)	240	(73)	401	342	(72)	(194)	567	(488)

Net Earnings (Loss)	25	(1 587)	354	(8)	1 175	930	233	187	1 787	(478)

Capital and Exploration Expenditures	2 559	2 361	442	546	226	401	8	9	3 235	3 317

SUNCOR ENERGY INC. 2017 SECOND QUARTER 49

4. ACQUISITION OF CANADIAN OIL SANDS LIMITED (COS)

On February 5, 2016, Suncor obtained control of Canadian Oil Sands Limited (COS) by acquiring 73% of COS' outstanding common shares in exchange for 0.28 of a Suncor share per COS share tendered. The acquisition resulted in the issuance of 98.9 million Suncor common shares, which had a fair value of $31.88 per share based on the closing price on the Toronto Stock Exchange (TSX) on the acquisition date.

COS owned a 36.74% interest in the Syncrude joint arrangement. Suncor acquired COS to benefit from operating synergies and economies of scale expected from combining the two companies' ownership interests in Syncrude.

Purchase price consideration

Number of COS common shares tendered (millions)	353.3

Multiplied by share exchange ratio	0.28

Number of Suncor common shares issued (millions)	98.9

Share price on acquisition date	$31.88

Fair value of consideration ($ millions)	3 154

On February 22, 2016, and March 21, 2016, Suncor acquired the remaining outstanding 131.3 million COS shares on the same terms as the initial acquisition, resulting in the issuance of an additional 36.7 million Suncor common shares which resulted in a total acquisition price of $4.452 billion. The estimated fair values of the net assets acquired were not adjusted to reflect the changes in Suncor's share price on the subsequent transaction dates.

Purchase price allocation

The acquisition has been accounted for as a business combination using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value, except for the employee future benefit liability which is measured as the present value of the net obligation. The purchase price allocation is based on management's best estimates of fair values of COS' assets and liabilities as at February 5, 2016 and no changes are required.

($ millions)

Cash	109

Accounts receivable	231

Inventory	135

Other assets	105

Property, plant and equipment	9 476

Exploration and evaluation	602

Total assets acquired	10 658

Accounts payable and other liabilities	(375)

Long-term debt	(2 639)

Employee future benefits	(323)

Decommissioning provision	(1 169)

Deferred income taxes	(1 826)

Total liabilities assumed	(6 332)

Net assets of COS	4 326

Non-controlling interest	(1 172)

Net assets acquired	3 154

The fair values of cash, accounts receivable and other current assets, and accounts payable and other liabilities approximate their carrying values due to the short-term maturity of the instruments. The fair values of crude inventory

50 SUNCOR ENERGY INC. 2017 SECOND QUARTER

and long-term debt were determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The following table summarizes the fair value of COS debt acquired by Suncor.

($ millions)	February 5, 2016

Fixed-term debt, redeemable at the option of the company

7.75% Notes, due 2019 (US$500)	755

7.90% Notes, due 2021 (US$250)	389

4.50% Notes, due 2022 (US$400)	515

8.20% Notes, due 2027 (US$74)	114

6.00% Notes, due 2042 (US$300)	316

Total Notes	2 089

Credit facility	550

Total long-term debt	2 639

During the second quarter of 2016, the company purchased US$688 million of subsidiary debt acquired through the acquisition of COS. The company also repaid approximately $600 million of the credit facility acquired in the COS transaction.

The non-controlling interest (NCI) was initially measured at the NCI's proportionate share of the net identifiable assets acquired. The subsequent transactions on February 22, 2016, and March 21, 2016, were accounted for as equity transactions with shareholders and eliminated the NCI balance. Suncor recognized the difference between the fair value of the common shares issued and the NCI recorded at February 5, 2016 directly in equity. During the period from February 5, 2016 to March 21, 2016, when Suncor did not own 100% of the equity, net earnings of $11 million were earned that were attributable to the NCI owners.

As part of the acquisition, the company also assumed various pipeline and storage commitments of $3.0 billion undiscounted. The contract terms of these commitments range between one and 24 years, with payments that commenced in the first quarter of 2016.

Acquisition costs of $29 million have been charged to Operating, Selling and General expense in the consolidated statements of comprehensive loss for the six-month period ended June 30, 2016.

The acquisition of COS contributed $489 million to gross revenues and $226 million to consolidated net loss from the acquisition date to June 30, 2016.

Had the acquisition occurred on January 1, 2016, COS would have contributed $671 million to gross revenues and $263 million to consolidated net loss, which would have resulted in gross revenues of $12.3 billion and consolidated net loss of $741 million for the six months ended June 30, 2016.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 51

5. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN SYNCRUDE

On June 23, 2016, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Murphy Oil Corporation's Canadian subsidiary for $946 million after purchase price adjustments. The purchase increased Suncor's share in the Syncrude project to 53.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at June 23, 2016.

($ millions)

Accounts receivable	8

Inventory	19

Property, plant and equipment	1 330

Exploration and evaluation	82

Total assets acquired	1 439

Accounts payable and other liabilities	(29)

Employee future benefits	(49)

Decommissioning provision	(187)

Deferred income taxes	(228)

Total liabilities assumed	(493)

Net assets acquired	946

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of crude inventory was determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities. All of the key assumptions were applied on a consistent basis as the COS acquisition (note 4).

The additional interest in Syncrude contributed $3 million to gross revenues and nil to consolidated net loss from the acquisition date to June 30, 2016.

Had the acquisition occurred on January 1, 2016, the additional interest would have contributed $88 million to gross revenues and $38 million to consolidated net loss, which would have resulted in gross revenues of $11.7 billion and consolidated net loss of $516 million for the six months ended June 30, 2016.

52 SUNCOR ENERGY INC. 2017 SECOND QUARTER

6. OTHER INCOME (LOSS)

Other income consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Energy trading activities

Gains (losses) recognized in earnings during the period	1	6	20	(18)

(Losses) gains on inventory valuation	(6)	(13)	(43)	17

Risk management activities(1)	(22)	(131)	34	(230)

Investment and interest income	33	30	54	48

Risk mitigation and insurance proceeds(2)	—	26	—	26

Change in value of pipeline commitments and other	10	24	(24)	32

	16	(58)	41	(125)

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward starting interest rate swaps in the Corporate segment.

(2)
Includes property damage insurance proceeds recorded in the second quarter of 2016 for the Terra Nova asset in the Exploration and Production segment.

7. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Equity-settled plans	9	7	33	24

Cash-settled plans	18	31	92	146

	27	38	125	170

8. NORMAL COURSE ISSUER BID

On April 26, 2017, the company announced its intention to commence a new Normal Course Issuer Bid (the 2017 NCIB) to repurchase shares through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2017 NCIB, the company may purchase for cancellation up to approximately $2.0 billion worth of its common shares between May 2, 2017 and May 1, 2018. During the second quarter of 2017, the company repurchased 7.2 million common shares under the 2017 NCIB at an average price of $40.93 per share, for a total repurchase cost of $296 million.

The following table summarizes the share repurchase activities during the period:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2017	2016	2017	2016

Share repurchase activities (thousands of common shares)

Shares repurchased	7 221	—	7 221	—

Amounts charged to

Share capital	117	—	117	—

Retained earnings	179	—	179	—

Share repurchase cost	296	—	296	—

SUNCOR ENERGY INC. 2017 SECOND QUARTER 53

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	June 30 2017	December 31 2016

Amounts charged to

Share capital	72	—

Retained earnings	99	—

Liability for share purchase commitment	171	—

9. FINANCING (INCOME) EXPENSE

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Interest on debt	234	256	486	510

Capitalized interest	(196)	(140)	(370)	(281)

Interest expense	38	116	116	229

Interest on pension and other post-retirement benefits	15	15	30	27

Accretion	61	73	122	137

Foreign exchange (gain) loss on U.S. dollar denominated debt	(295)	29	(404)	(892)

Foreign exchange and other	(28)	11	(37)	25

Loss on extinguishment of long-term debt	87	99	87	99

Realized gains on foreign currency hedges	(62)	—	(62)	—

	(184)	343	(148)	(375)

During the second quarter of 2017, the company completed an early retirement of its US$1.250 billion (book value of $1.700 billion) long-term notes originally scheduled to mature on June 1, 2018 for US$1.344 billion ($1.830 billion), including US$31 million ($42 million) of accrued interest. In conjunction with the early retirement of the notes, the company also realized gains of $62 million on foreign currency hedges resulting in an overall debt extinguishment loss of $25 million ($10 million after-tax).

During the second quarter of 2016, the company purchased US$688 million ($891 million) principal value (book value of $864 million) of subsidiary debt acquired through the acquisition of COS (note 4) for US$751 million ($973 million) including US$8 million ($10 million) of accrued interest, resulting in a debt extinguishment loss of $99 million ($73 million after-tax). The company also repaid approximately $600 million of the credit facility acquired in the COS transaction.

10. INCOME TAXES

In the third quarter of 2016, the United Kingdom (U.K.) government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $180 million.

54 SUNCOR ENERGY INC. 2017 SECOND QUARTER

11. EARNINGS PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Net earnings (loss)	435	(735)	1 787	(478)

Dilutive impact of accounting for awards as equity-settled(1)	—	—	(1)	—

Net earnings (loss) – diluted	435	(735)	1 786	(478)

Net earnings (loss) attributable to common shareholders	435	(735)	1 787	(489)

Dilutive impact of accounting for awards as equity-settled(1)	—	—	(1)	—

Net earnings (loss) – diluted attributable to common shareholders	435	(735)	1 786	(489)

(millions of common shares)

Weighted average number of common shares	1 668	1 590	1 668	1 553

Dilutive securities:

Effect of share options	4	2	4	1

Weighted average number of diluted common shares	1 672	1 592	1 672	1 554

(dollars per common share)

Basic and diluted earnings (loss) per share	0.26	(0.46)	1.07	(0.31)

Basic and diluted earnings (loss) per share attributable to common shareholders	0.26	(0.46)	1.07	(0.31)

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings (loss) per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three and six months ended June 30, 2017.

12. SHARE CAPITAL

On June 22, 2016, the company issued 82.2 million common shares for $35.00 per common share. Gross proceeds were approximately $2.878 billion ($2.782 billion net of fees).

13. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading, and Risk Management derivatives measured at fair value as at June 30, 2017.

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2016	(36)	(18)	(54)

Cash Settlements – (received) paid during the period	(20)	(57)	(77)

Gains recognized in earnings during the period (note 6)	20	34	54

Fair value outstanding at June 30, 2017	(36)	(41)	(77)

SUNCOR ENERGY INC. 2017 SECOND QUARTER 55

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at June 30, 2017.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	57	70	—	127

Accounts payable	(107)	(97)	—	(204)

	(50)	(27)	—	(77)

During the second quarter of 2017, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

The company uses forward starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at June 30, 2017, the company had $949 million in outstanding forward swaps. A decrease in interest rates of 0.06% during the quarter resulted in a decrease in value of $17 million associated with the remaining swaps. A decrease in interest rates of 0.03% during the six months ended June 30, 2017 resulted in a decrease in value of $10 million associated with the remaining swaps.

Non-Derivative Financial Instruments

At June 30, 2017, the carrying value of fixed-term debt accounted for under amortized cost was $13.0 billion (December 31, 2016 – $15.1 billion) and the fair value was $15.3 billion (December 31, 2016 – $17.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

14. PROVISIONS

A decrease in the credit-adjusted risk-free interest rate to 3.70% (December 31, 2016 – 3.90%) and recognition of additional disturbances resulted in an increase in the decommissioning and restoration provision of $385 million for the six months ended June 30, 2017.

15. SALE OF LUBRICANTS BUSINESS

On February 1, 2017, the company completed the previously announced sale of its lubricants business for proceeds of $1.1 billion before closing adjustments and other closing costs. The sale of this business resulted in an after-tax gain of $354 million, including a current tax expense of $101 million and a deferred tax recovery of $11 million, in the Refining and Marketing segment.

16. SALE OF CEDAR POINT

The company sold its interest in the Cedar Point wind facility in southwestern Ontario for proceeds of $291 million before closing adjustments and other closing costs, with an effective date of January 1, 2017. The disposition resulted in an after-tax gain of $83 million, including a current tax expense of $29 million and a deferred tax recovery of $15 million, in the Corporate, Energy Trading and Eliminations segment.

56 SUNCOR ENERGY INC. 2017 SECOND QUARTER

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EXHIBIT 99.3